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Generating RevenueFirst Location
Localisity
Online Small Business Marketplace

Boston, MA
Early Investor Bonus
The investment multiple is increased to 1.7× for the next $25,000 invested.
This is a preview of your investment opportunity. Return to dashboard
INVESTMENT OPPORTUNITY
Localisity is seeking investment to boost sales and marketing, expand operations, and better support our growing network of LOCAL small businesses.
$0 INVESTED
There are 51 days remaining to invest. If the business does not receive an additional $50,000 by then, investors will be fully refunded.
 The Pitch
 Terms

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Business Overview
Localisity helps small businesses claim their space in the digital era.

We have been helping local businesses in Boston and Cambridge get discovered, acquire new customers, and sell more to their existing customers for almost two years. We are now expanding.

We provide an alternative to exploitative business models from big tech without requiring IT expertise.

We were created by locals, for locals. Our mission is to increase our local business partners' visibility in today's modern buying process.
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The Team
Ben Dooley

CEO, Co-Founder
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Noemi Rhodes
Marketing
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Jessica Hutto
Operations
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Tristan Marchand
Sales
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Bharath Parlapalli
Advisor
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Karim Lakhani
Advisor
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Vaibhav Kamboj
Advisor
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BBB Accredited Business

This website, Mainvest.com, which we refer to as the “Site,” is owned by MainVest, Inc., which we refer to as "Mainvest.” Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public.
By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor

any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@Mainvest.com.

Vaibhav Kamboj
ADVISOR
Vaibhav is an angel investor and experienced entrepreneur with 12 years of functional and technical expertise in ERP solutions, integration strategy, business process management, data analytics and business intelligence. He is co-founder of a startup in Blockchain Technology to digitize and build efficiencies in the education ecosystem.
Karim Lakhani
ADVISOR
Karim is a professor and fellow at the Harvard Business School. He is the founder and co-director of the Laboratory for Innovation Science, the principal investigator of the NASA Tournament Laboratory at the Harvard Institute for Quantitative Social Science, and co-founder of the Harvard Business School Digital Initiative. He is on the board of Mozilla Corporation and Local Motors.
Bharath Parlapalli
ADVISOR
Bharath has a Graduate Certificate in Business Analytics from Harvard Business School and a Masters in Industrial Engineering from the University of Arkansas. He received the Addy Award in 2013 for Best Business-Facing Website and was selected for the Start-ups in Analytics Panel at HBS.

In Bharath's spare time, he enjoys reading about the origins of civilization, human collaboration, and how to improve productive and quality social interactions between communities.
Tristan Marchand
SALES
Tristan is an undergraduate student at Boston University pursuing Bachelors in both Economics and Computer Science. He's a regular student on the Dean's List and is also the Vice President of an on-campus club.

Tristan grew up in New Orleans, Louisiana, and spent most of high school as a musician, performing weekly around the city, and sometimes would travel to perform in cities like Los Angeles and Dallas. He loves music, sports, fitness, and corgis. Most importantly corgis.
Jessica Hutto
OPERATIONS
In 2015 Jessica and her husband established a large poultry production farm. A combination of hard work, determination, and the involvement

of the local community resulted in what is now a prosperous and self-sustaining business.

Jessica enjoys watching sunsets, landscape photography, and spending time with her family. Whether in a book or on TV, she loves true crime, partially due to her time as a 9-1-1 Dispatcher and Corrections Officer. She is also an animal lover who has made a home for many pets in need over the years.

Noemi Rhodes

MARKETING

Noemi has a Master of Fine Arts in creative writing from Emerson College as well as a Bachelor of Fine Arts in creative writing from Allegheny College. Noemi is also a Chautauqua Writers' Festival scholar, and hosted the John C. Sturtevant Single Voice Reading Series.

In her spare time, Noemi enjoys writing short fiction, ballroom dancing, and the question of what it means to be post-human. She likes bread.

Ben Dooley

CEO, CO-FOUNDER

Ben holds a graduate certificate in Business Analytics from Harvard Business school, an MS in Finance from Northeastern University, and a BS in Computer Engineering from the University of South Carolina.

Also active in the volunteer community, Ben served as an Associate Board Member and Volunteer Leader at Boston Cares and enjoys coaching and judging Highschool policy debate tournaments. He spends the remainder of his spare time indoor cycling and chiding his 5-lb Pomeranian for not using her princess stairs.

Mainvest
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Localisity

ONLINE SMALL BUSINESS MARKETPLACE

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The Pitch

Localisity is seeking investment to boost sales and marketing, expand operations, and better support our growing network of LOCAL small businesses.

The Opportunity

Localisity's mission is to help the over 1 million US small businesses to compete in the digital era by reaching their customers where they spend most of their time — online — and to meet changing consumer demands.

Localisity helps our businesses:

* Maintain top-of-mind for their customers even when not at their physical storefront.
* Service their customers through online transactions which include delivery and service bookings.
* Drive better business outcomes by providing low-cost, on-demand services that allow businesses to maintain profitability within current margins.

Overview

Small businesses comprise over 50% of jobs in the US. However, over the last fifteen years, small business formation has declined by nearly 20% as larger digital and retail conglomerates have taken market share from small businesses, resulting in significant revenue pressure and market share loss for small businesses.

Unlike large companies that bring with them digital and logistics experts to optimize customer acquisition and retention, our local mom-and-pop shops are at a significant technological disadvantage. Some small businesses may only have a Facebook page, a rudimentary website, or perhaps they have a delivery infrastructure — but these operationally intensive approaches have yet to show whether they truly add to small business' bottom lines. National emergencies like that of COVID-19 bring the acuteness and necessity of these modern operational challenges to the forefront.

Small businesses need a cohesive, unified approach to competing for market share as well as a continuity plan for what happens during emergencies like COVID-19.

One thing that is clear: consumer behavior is changing as a result of digital native e-commerce companies and the big-box stores making the digital transition. Customers now shop more online, with mobile shopping alone expected to increase by 56% over the next 5 years.

Why do customers not shop local today?

* Disparate information — it's easier to find products on established corporations like GrubHub or Amazon.
* Convenience — consumers prefer to interact with and purchase from retailers online. And let's face it, they want products brought to them.
* More expensive — current convenience solutions require 20-30% markups to compensate for existing platform listing fees, making the small business seem more expensive.

What if there was a single platform where you could shop your local grocery store, buy what you need for your home improvement project from the local hardware store, or order last-minute locally-made gifts all from the same place? What if that same platform was built from the ground up to be friendly on the business' budget? This is Localisity. We help consumers act on their desire to buy local and we do it in a way that is economic for small businesses.

A Note From the CEO:
"We are very happy to have your help furthering Localisity's mission to bring 'Buy Local' into the 21st century. Local businesses are a vital part of our national economy and our local cultures. Together, we will ensure they thrive in today's changing world." – Ben Dooley
Product Offerings
By bringing together local services (like those of contractors and salons) with local retailers (such as grocery and hardware stores) we have created a marketplace with broad visibility into the wide range of products and services available in local communities. Our platform allows consumers to buy products from local retailers and have them delivered on the same day, to book services with local service providers, and to discover new businesses.
You might be shopping at the local hardware store and come across a new restaurant during the same browsing visit, without switching platforms.
We help local businesses by providing:
* An online e-commerce site for their brick and mortar stores such as restaurants, groceries, clothing, specialty, alcohol, and hardware retailers.
* Same-day delivery that is free to the business.
* Online appointment bookings for service companies like salons, tutors, accountants, roofers, and plumbers.
* Marketing services, including email marketing and social media management.
We help consumers:
* Get the lowest-priced delivery available.
* Find goods and services available from their neighborhood businesses.
For more information, visit: https://localisity.com/business/
Performance to Date:
* Delivering nearly $10,000 to our member businesses monthly
* Signed 15 businesses on our website
* Onboarded over 15,000 drivers in our nationwide network
* Built out the team to operationalize and scale our MVP
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Localisity
ONLINE SMALL BUSINESS MARKETPLACE
Data Room
Intended Use of Funds
Target RaiseMaximum Raise
 Sales & Marketing $11,500
 Product Enhancement $11,000
 Insurance $7,000
 Legal & Professional $11,500

Customer Support & Operations $6,000
Mainvest Compensation $3,000
Total $50,000
Summary of Terms
Legal Business Name   Localisity
Investment Structure   Revenue Sharing Note
Early Investor Bonus
Investment Multiple for the first $25,000 invested
1.7×
Investment Multiple   1.5×
Business's Revenue Share   2.4%–5.1%
Minimum Investment Amount $100
Target Raise $50,000
Maximum Raise $107,000
Investment Round Close Date   9/2/2020
Repayment Schedule   Quarterly
Securitization   None
Maturity Date   1/1/2027
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Financial Forecasts
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$93,936	$383,735	$681,068	$978,402	$1,275,735
EXPENSES					
Recurring Expenses	$123,000	$339,957	$572,625	$805,320	$1,038,040
Operating Profit	$-29,064	$43,778	$108,443	$173,082	$237,695

This information is provided by Localisity. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
FINANCIAL LIQUIDITY
Localisity has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Localisity expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

FORECASTED MILESTONES
Localisity forecasts having a generally available product by September 30, 2020. Generally available means we will be able to offer services to businesses in over 35 geographic locations in the US.

OTHER OUTSTANDING DEBT
As of July 5, 2020, Localisity has debt of $2,500 outstanding and a
cash balance of $2,000. This debt is sourced primarily from Charles
Dooley (Founder) and will be senior to any investment raised on
Mainvest. In addition to the Localisity's outstanding debt and the
debt raised on Mainvest, Localisity may require additional funds from
alternate sources at a later date.

HISTORICAL MILESTONES
Localisity has been operating since June, 2018 and has since achieved
the following milestones:

Jun, 2018 Opened location in Boston, MA
Aug, 2018 Signed first 3 retailers in Boston and Cambridge
Sep, 2018 Performed first deliveries!
Jun 2019 Expanded to 13 retailers
Mar, 2020 Enabled over $10,000 in additional monthly sales to our
retailers
Historical financial performance is not necessarily predictive of
future performance.

Risk Factors
LIMITED SERVICES

Localisity operates with a very limited scope, offering only
particular services to potential clients, making them vulnerable to
changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls.
Smaller companies typically lack these controls, exposing themselves
to additional risk.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal
government (through the FDIC) guarantees you will get your money back.
Buying a Note is not like that at all. The ability of Localisity to
make the payments you expect, and ultimately to give you your money
back, depends on a number of factors, including the ability of
Localisity to attract additional vendors to use our services, our

ability to attract customers to buy products through our website and our ability to ultimately be successful in generating revenues in excess of our expenses, as well as other factors beyond our control.

LIMITED OPERATING HISTORY

Localisity is a newly established entity and has no operating history for prospective investors to consider.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Localisity competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Localisity's core business or the inability to compete successfully against the with other competitors could negatively affect Localisity's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Localisity's management or vote on and/or influence any managerial decisions regarding Localisity. Furthermore, if the founders or other key personnel of Localisity were to leave Localisity or become unable to work, Localisity (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Localisity and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Localisity is a newly established entity and therefore has no operating history from which forecasts could be projected with.

FORWARD LOOKING STATEMENTS

Forward-looking statements comprise all statements that do not relate solely to historical or current fact and can be identified by use of words like "pro forma", "may", "believe", "will", "expect", "project", "estimate", "anticipate", "plan", "continue" or similar expressions. These forward-looking statements are based on current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the management's control, which could significantly affect current plans and expectations and the Localosity's future financial position and results of operations. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ from those expressed in any forward-looking statements made by or on behalf of the Localosity. Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this offering document.

THE ACHIEVEMENT OF CERTAIN RESULTS OR OTHER EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS DESCRIBED TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. NEITHER LOCALOSITY NOR ANY OTHER PARTY PLANS TO ISSUE ANY UPDATES OR REVISIONS TO THOSE FORWARD-LOOKING STATEMENTS IF OR WHEN CHANGES TO THEIR EXPECTATIONS, OR EVENTS, CONDITIONS OR CIRCUMSTANCES UPON WHICH SUCH STATEMENTS ARE BASED OCCUR.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Localisity might need to raise more capital in the future to fund/

expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Localisity is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT LOCALISITY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Localisity's financial performance or ability to continue to operate. In the event Localisity ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Localisity nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Localisity will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Localisity is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Localisity will carry some insurance, Localisity may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Localisity could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

The Company is subject to a wide variety of federal, state and local legislative actions and to regulatory actions and changes by numerous governmental agencies. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Localisity's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Localisity's management will coincide: you both want Localisity to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Localisity to act conservative to make sure they are best equipped to repay the Note obligations, while Localisity might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Localisity needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Localisity or management), which is responsible for monitoring Localisity's compliance with the law. Localisity will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Localisity is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Localisity fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Localisity, and the revenue of Localisity can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Localisity to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders, shareholders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased or temporarily suspended or partially closed due to measures enacted by national and local governments COVID-19 or any other calamity or crisis, the Company can not guarantee that it will resume operations in the future.

ENFORCEABILITY OF DOCUMENTS AND AMENDMENTS TO DOCUMENTS

Certain amendments to the Note Indenture can be made without the consent of the Noteholders. [or with a majority of Noteholders] and such amendments may adversely affect your Note. Certain provisions of the Note INdenture may be deemed unenforceable by law

POTENTIAL EFFECTS OF BANKRUPTCY

If the Company were to file a petition for relief (or if a petition were filed against it) under the U.S. Bankruptcy Code, the filing would operate as an automatic stay of the commencement or continuation of any judicial or other proceeding against such entity, and its property. The rights of the Noteholders to enforce any security interests it may have could be delayed during the pendency of any such proceeding. If the bankruptcy court so ordered the Company's property, including its accounts receivable and proceeds thereof, could be used for the benefit of such entity despite the claims of its creditors. Amounts received by Noteholders with respect to the payment of principal of, and interest on, the Notes during an applicable preference period could be required to be disgorged by the Notesholders to a bankruptcy trustee. Security interests and other liens, if any, granted to the Noteholders and perfected during such preference period also may be voided as preferential transfers to the extent such security interest and other lien security obligations that arose prior to the date of such perfection.

In a bankruptcy proceeding, the Company could file a plan for the adjustment of its debts that modifies the rights of creditors generally, or the rights of any class of creditors, secured or unsecured. The plan, when confirmed by the court, would bind all creditors who had notice or knowledge of the plan and discharge all claims against the debtor provided for in the plan. No plan may be confirmed unless, among other conditions, the plan is in the best interests of creditors, is feasible and has been accepted by each class of claims impaired thereunder. Each class of claims has accepted the plan if at least two-thirds in dollar amount and more than one-half in number of the allowed claims of the class that are voted with respect to the plan are cast in its favor. Even if the plan is not so accepted, it may be confirmed if the court finds that the plan is fair and equitable with respect to each class of non-accepting creditors impaired thereunder and does not discriminate unfairly.

ENFORCEABILITY OF REMEDIES GENERALLY

The remedies granted to the Noteholders upon an event of default under the Note Indenture may be dependent upon judicial actions which are often subject to discretion and delay. Under existing law, the remedies specified in the Note Indenture may not be readily available or may be limited.

This information is provided by Localisity. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public.

By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@Mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK. ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

Only invest an amount you would feel comfortable losing. Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment.

Visit Localisity's data room to review risk disclosures specific to this business.

Investor Discussion